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                                                                  Exhibit (a)(6)

              [The Following Will Be Delivered by Electronic Mail]

Confirmation of Receipt:

         This message confirms that we have received your letter of transmittal and election form relating to the offer by Tellium, Inc. to exchange your eligible options, which are all outstanding stock options under Tellium's stock incentive plan having an exercise price of $2.14 or more per share, for a new grant. One-tenth (1/10th) of the new grant will consist of share awards of our common stock (rounded up to the nearest whole share) and nine-tenths (9/10ths) of the new grant will consist of new options exercisable for shares of our common stock (rounded down to the nearest whole share), in each case subject to adjustments for any stock splits, stock dividends and similar events. All new grants will be issued under one or more of Tellium's stock incentive plans, which include Tellium's 2001 Stock Incentive Plan and Amended and Restated Special 2001 Stock Incentive Plan.

         Upon the terms and subject to the conditions described in the offer to exchange, dated August 1, 2002, and the letter of transmittal previously sent to you, you may withdraw the options that you have elected to exchange before the offer expires at midnight, Eastern Time, on August 28, 2002, unless we extend such expiration date.

         Please note that this confirmation of receipt does not constitute a finding by Tellium of the validity, accuracy or completeness of your letter of transmittal or the tender of your options. We are not obligated to give you notice of any defects or irregularities in your tender of options, and we are not liable for failing to give you notice of any defects or irregularities. We may reject your tender of options if we determine that it is not in appropriate form or if we determine that it is unlawful to accept.

                                            Thank you,



                                            Jenniffer Collins